

December 15, 2011

Via E-mail
JoAnn M. Armenta
President and Chief Operating Officer
Inland Core Assets Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Core Assets Real Estate Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 29, 2011**
> **File No. 333-176775**

Dear Ms. Armenta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 of our letter dated October 11, 2011. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

2. We note your reference throughout the prospectus to cash flow from operations, determined in accordance with GAAP, as adjusted for acquisition costs. Please note that this non-GAAP liquidity measure adds back acquisition costs, which are paid in cash. Please revise your disclosure to remove reference to this non-GAAP liquidity measure. Item 10(e)(1)(ii)(A) of Regulation S-K provides that a registrant must not "[e]xclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP

liquidity measures..." If you may pay distributions from offering proceeds or borrowings, please revise your disclosure to affirmatively state so, including on the cover page of the prospectus.

Questions and Answers About the Offering, page 1

3.   We note your response to comment 12 of our letter dated October 11, 2011 and your revised disclosure. We reissue our prior comment. Please revise your disclosure under the subtitle, "Q: Will I be notified of how my investment is doing?" on page 9 to disclose that Inland Western has reported an estimated per share value of $6.95 per share and Inland American has reported an estimated per share value of $8.03 per share.

Q: Will I be notified of how my investment is doing?

4.   We note your disclosure regarding your policy to use an independent third party to review the valuation approach used by your Business Manager. Please note that at that time you may need to identify the independent valuation advisor as an expert for your valuation and file its consent as an exhibit to any relevant registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

5.   We note your statement that you expect to provide a per share estimated value of your shares annually. Please revise your disclosure in this section so that it is clear that you will not provide a per share estimated value based on a valuation of your assets and liabilities or your net asset value until 18 months after the close of your offering.

Prospectus Summary, page 11

Dedicated Acquisitions Staff, page 15

6.   We note your response to comment 13 of our letter dated October 11, 2011 in which you have revised your disclosure on page 14 under "Summary Conflicts of Interest." We reissue our prior comment. We note you indicate on page 15 that opportunities identified by your Business Manager will be presented only to you and will not be subject to rights of first refusal previously granted to other programs sponsored by IREIC or its affiliates. We further note you indicate that IREA also will identify and assist in acquiring properties for you. Please expand your disclosure in this section to clarify that IREA has granted Inland American a right of first refusal and Inland Diversified a right of first refusal to acquire all real estate assets that Inland American does not acquire.

Organizational Structure, page 16

7.   We note your response to comment 16 of our letter dated October 11, 2011 in which you have revised your disclosure to indicate that you acquired 1,000 shares of common stock in The Inland Real Estate Group of Companies, Inc. for $1,000. Please revise your disclosure to clarify when you acquired these shares.

Distribution Policy, page 25

8.   We note your response to comment 16 of our letter dated October 11, 2011 and we reissue our prior comment in part. Please revise your disclosure to clarify whether you expect to pay distributions in excess of earnings during your offering.

Risk Factors, page 29

"Investors will experience dilution in the net tangible book value…," page 30

9.   We note your response to comment 21 of our letter dated October 11, 2011 and we reissue our prior comment. Please expand this risk factor to disclose the potentially dilutive impact to new investors resulting from any future payments by the company of distributions in excess of earnings.

"The amount and timing of distributions, if any, may vary…," page 32

10.   We note your response to comment 22 of our letter dated October 11, 2011. Please revise this risk factor to specifically state that there is no guarantee of distributions.

Capitalization, page 62

11.   We note your response to our prior comment 23 and your revision to your filing. It appears that you have calculated your pro forma amount for Additional Paid-in Capital of $2,199,780 using gross offering proceeds instead of net offering proceeds. Please advise or revise.

Management, page 97

12.   We note your response to comment 38 of our letter dated October 11, 2011 in which you indicate that you have not yet identified the three independent directors. Please revise your disclosure to provide the information required by Item 401 of Regulation S-K for all persons nominated or chosen to become directors, as applicable.

Principal Stockholders, page 123

13.   We note your response to comment 30 of our letter dated October 11, 2011 and the revised footnote on page 123. Please revise to clarify if Mr. Goodwin controls the voting and dispositive powers of the shares held by Inland Real Estate Investment Corporation.

Investment Objectives and Policies, page 124

14.   We note your response to comment 31 of our letter dated October 11, 2011. We reissue our prior comment in part. Please disclose when you will inform your stockholders of

any changes to your investment policies.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 141

Funds from Operations, page 149

15.   We note that you have described why it is appropriate to add back impairment charges. Please also describe the limits in adjusting for impairments, including that impairments limit the usefulness of FFO as a historical operating performance measure since impairments indicate that the property's operating performance has been permanently affected.

Appendix A

Table III

Inland American Retail Real Estate Trust Inc., page A-7

16.   We note your response to our prior comment 36 and your revision to your filing. It appears that you have segregated 'Profit on sale of properties' from 'Net loss from discontinued operations.' Please revise your filing to present one amount for 'Net loss from discontinued operations' that is consistent with the Inland American's most recent Form 10-K. Additionally, please revise your filing to present 'Net loss from discontinued operations' immediately above 'Net income (loss) – GAAP basis.'

Exhibit Index

17.   We note your response to comment 40 of our letter dated October 11, 2011. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

18.   We note that you filed an unexecuted version of your articles of incorporation as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Michael J. Choate
        Shefsky & Froelich Ltd
        Via E-mail